Filed Pursuant to Rule 433

Registration No. 333-178447

January 12, 2012

PRICING TERM SHEET

AMERIGROUP CORPORATION

$75,000,000 of 7.50% Senior Notes Due 2019

This Pricing Term Sheet should be read together with the Preliminary Prospectus Supplement, subject to completion, dated January 12, 2012, relating to the notes (the “Preliminary Prospectus Supplement”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement, supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement, and is otherwise qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein have the respective meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	AMERIGROUP Corporation

Securities:	7.50% Senior Notes due 2019

Maturity:	November 15, 2019

Interest Payment Dates:	May 15 and November 15

Record Dates:	May 1 and November 1

First Interest Payment Date:	May 15, 2012

Underwriting Discount	1.15%

Net Proceeds (after deducting underwriting discounts and commissions and estimated offering expenses)	$76,600,000 (excluding approximately $1.0 million of interest accrued from November 16, 2011 to the date of delivery of the Securities)

Principal Amount:	$75,000,000

Initial Public Offering Price:	103.75% plus accrued interest from November 16, 2011

Yield-to-Maturity:	6.870%

Spread to Benchmark Treasury:	538 basis points

Benchmark Treasury:	3.375% UST due November 15, 2019

Optional Redemption Upon Certain Equity Offerings:	Prior to November 15, 2014 up to 35% of the aggregate principal amount of the notes at 107.500%, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Optional Redemption:	On or after:

	November 15, 2015	103.750%

	November 15, 2016	101.875%

	November 15, 2017 and thereafter	100.000%

plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Make Whole Redemption:	Prior to November 15, 2015, make-whole call based on treasury plus 50 bps, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Trade Date:	January 12, 2012

Settlement:	January 18, 2012 (T + 3)

CUSIP / ISIN:	CUSIP: 03073T AC6 ISIN: US03073TAC62

Sole Bookrunning Manager:	Goldman, Sachs & Co.

Changes from the Preliminary Prospectus Supplement:

•

The following disclosure under “The Offering” on page S-9 and each other location where such disclosure appears in the Preliminary Prospectus Supplement is amended to read as follows: As of September 30, 2011, as adjusted to give effect to the issuance of the initial notes, the use of proceeds therefrom, including the repayment at or prior to maturity of all of our outstanding 2.0% Convertible Senior Notes, and this offering and the use of proceeds therefrom, we would have had approximately $475.0 million of indebtedness outstanding.

•	“Summary of Historical Financial Data” on page S-12: “Pro forma notional debt” as of September 30, 2011 shall be increased to $475.0 and “Ratio of Adjusted EBITDA to Pro forma interest expense” for the twelve months ended September 30, 2011 shall be decreased to 13.0x. In the last sentence of footnote 6, Pro forma interest expense for the twelve-month period ended September 30, 2011 is estimated to be $35.3 million.

•

“Summary of Historical Financial Data” on page S-14: Pro Forma Ratio of Earnings to Fixed Charges for the year ended December 31, 2010 and the nine months ended September 30, 2011 shall be decreased to 11.1x and 8.9x, respectively. In the last sentence of footnote 2, Pro forma interest expense of $35.3 million and $26.5 million is used for purposes of the calculation of the Pro forma Ratio of Earnings to Fixed Charges for the year ended December 31, 2010 and the nine months ended September 30, 2011, respectively.

•

“Use of Proceeds” on page S-36: In the first sentence of the paragraph in this section, net proceeds shall be increased to $76.6 million. In the second sentence of the paragraph in this section, accrued interest excluded from net proceeds shall be increased to $1.0 million.

•

“Capitalization” on page S-37: The “Pro Forma As Adjusted” amounts for “Unregulated cash and cash equivalents and short and long-term investments” and “Total cash and cash equivalents and short and long-term investments including investments on deposit” as of September 30, 2011 shall be increased by approximately $27.5 million. The “As Adjusted” amounts for “Notes offered hereby”, “Total indebtedness” and “Total capitalization” as of September 30, 2011 shall each be increased by approximately $75.0 million. In footnote 2, the net unused proceeds from the issuance of the additional notes shall be increased to $76.6 million and the accrued interest shall be increased to $1.0 million.

The Issuer has filed a registration statement (including a prospectus and the Preliminary Prospectus Supplement, with the U.S. Securities and Exchange Commission (the “SEC”) for this offering. Before you invest, you should read the Preliminary Prospectus Supplement and the documents incorporated by reference therein that the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get the incorporated documents the Issuer has filed with the SEC for free by visiting EDGAR on the SEC website at www.sec.gov. A copy of the Preliminary Prospectus Supplement for the offering can be obtained from your Goldman, Sachs & Co. sales person or Goldman, Sachs & Co., 200 West Street, New York, NY 10282-2198 Attention: Prospectus Department (1-866-471-2526).

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